Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

Tel: 604 247 4400
Fax: 604 247 0512

News Release

August 13, 2008

Catalyst refinances revolving credit facility

Richmond, BC – Catalyst Paper Corporation (TSX:CTL) today announced the replacement of its existing C$350 million revolving operating facility maturing July 2009 with a new C$330 million revolving asset based loan facility (ABL) maturing August 2013. The syndication financing team for this transaction was co-led by CIT Business Credit Canada Inc. (CITBCC is equally owned by CIBC and CIT Group Inc.) and JPMorgan Chase Bank, N.A. with CITBCC also serving the role of Agent.

The credit facility was used to refinance Catalyst’s existing debt under the previous operating facility and will provide for ongoing working capital, capital expenditure requirements, as well as general corporate purposes.  Collateral provided consists of all accounts receivable, inventories and cash of the company as well as a first charge on the property, plant and equipment of the Snowflake, Arizona mill.  Availability under the ABL facility is determined by a borrowing base calculated primarily on balances of eligible accounts receivable and inventory, less certain reserves.

The ABL facility includes financial covenants to maintain shareholders’ equity above $649 million, maintain excess availability above $35 million and not to make capital expenditures in excess of 120% of the annual budget.

“We are pleased to have completed our credit refinancing which significantly extends the maturity date and puts in place a facility that increases our flexibility going forward. This is an excellent result for Catalyst, particularly in today’s challenging credit environment,” said David Smales, Vice President, Finance and Chief Financial Officer, Catalyst Paper.

The proforma borrowing base as at June 30, 2008, including reserving for related fees, was $285 million and after drawings of $94 million and letters of credit of $24 million, $167 million was available to the Company. This compared to availability of $201 million under the operating facility previously in place as of this date. The reduction primarily reflects the different security pledged under the two facilities.

Catalyst is the largest producer of specialty printing papers and newsprint in Western North America and also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. The company’s six mills have a combined annual capacity of 2.8 million tonnes of production. Catalyst is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.

For more information:

Lyn Brown, Vice President
Vice-President, Corporate Relations
(604) 247-4713